UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 31, 2018

 (Date of Report (Date of earliest event reported)

WEB GLOBAL HOLDINGS INC.
(Exact name of registrant as specified in its charter)

COLORADO	84-1293864
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3940 Laurel Canyon Blvd #160, Studio City, CA	91604
(Address of principal executive offices)	(ZIP Code)

(347) 983-9208

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

(1)	On September 6, 2018, the Company formed BitGen Mining, Inc., a Colorado Corporation.

(2)	The Company formed BitGen Mining as part of a new cryptocurrency mining operation with James Wolfgramm, CEO of BITEX, LLC. (http://bitexmining.com/). The company will be issuing 100 million shares of common stock that are restricted for 24 months to James Wolfgramm in exchange for mining rigs that will produce approximately $1,000,000 in revenue per year. The Company is expecting that the mining rigs will become operational in the next 30 days. James Wolfgramm will manage the day to day operations of the mining rigs and will receive an administrative fee of 25% which includes all expenses related to the mining rigs (i.e. power and software upgrades).

(3)	The Company has begun preliminary discussions with BITEX, LLC regarding merging BITEX, LLC (http://bitexmining.com/) into Web Global Holdings. The preliminary discussions are:

a.	Mr. Slome and Zuckerman will split their current ownership with the owners of BITEX, LLC ; resulting, in no additional shares being issued as part of the transaction

b.	Mr. Slome and Mr. Wolfgramm will act as Co-CEOs of Web Global Holdings and the Board of Directors will consist of 4 members. 2 Board of Directors will be nominated by Mr. Slome and Zuckerman and 2 nominated by Mr. Wolfgramm.

c.	The Company has been informed that the annual revenue of BITEX is approximately $4 million per year and bitexmining.com was created in 2018.

d.	The Company will perform due diligence over the next 90 days prior to closing on the potential acquisition.

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated July 23, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEB GLOBAL HOLDINGS INC.

Date: September 7, 2018	By:	/s/ Steve Slome
	Name:	Steve Slome
	Title:	CEO

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